Credit Suisse First Boston Equity Partners, L.P., Credit Suisse First Boston Equity Partners (Bermuda), L.P., Credit Suisse First Boston U.S. Executive Advisors, L.P., EMA Partners Fund 2000, L.P. and EMA Private Equity Fund 2000, L.P. (collectively, the "Credit Suisse Entities"), entered into a Voting Trust Agreement with Wells Fargo Bank, N.A. (the "Trustee") on May 2, 2004 (the "Voting Trust Agreement"), pursuant to which, among other things, the Credit Suisse Entities currently have 761,420 in warrants representing 1.16% of the outstanding shares of common stock as of December 31, 2010 (the "Trustee Shares") into a trust created by the Voting Trust Agreement and gave the Trustee exclusive right to vote the Trustee Shares. While the Trustee has the exclusive right to vote the Trustee Shares, the Credit Suisse Entities maintained and continue to have dispositive power over the Trustee Shares.